ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

March 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ruairi Regan
Mary Beth Breslin

Re:	KKR Acquisition Holdings I Corp.
Registration Statement on Form S-1
Filed February 4, 2021
File No. 333-252741

Ladies and Gentlemen:

On behalf of KKR Acquisition Holdings I Corp. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are publicly filing with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”). The Amended Registration Statement reflects revisions to the Registration Statement on Form S-1 made in response to the comment received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated March 3, 2021 (the “Comment Letter”), as well as certain other updated information.

For reference purposes, the comments contained in the Comment Letter are reproduced below in italics and the corresponding responses are shown below the comments.  All references to page numbers in the Company’s response are to the page numbers in the Amended Registration Statement.

Securities and Exchange Commission	- 2 -	March 8, 2021

Registration Statement on Form S-1

Proposed Business, page 99

1.
We note your disclosure that your sponsor, officers and directors, or the Sponsor Participants will be reimbursed for any fees and reasonable expenses incurred in connection with activities on your behalf such as identifying potential target businesses and performing due diligence on suitable business combinations and negotiations for a transaction and that there is no cap or ceiling on the reimbursement of reasonable expenses incurred by such persons in connection with activities on your behalf. We also note your disclosure that you may also engage other service providers from the Sponsor Participants for services in connection with identifying and investigating potential targets for, and the consummation of, your business combination, and you may pay fees, including non-cash compensation, and reimburse expenses for any such services. Please clarify if you any agreement, arrangement or understanding with the Sponsor Participants regarding the provision of these services and any payments they will receive.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 107-08 and 144 of the Amended Registration Statement.

General

2.
We note your disclosure that the founder shares will automatically convert into Class A common stock at the time of your initial business combination, or earlier at the option of the holders. Please explain the purpose of the early conversion feature and the circumstances in which it is likely to be used.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on and removed the language “or earlier at the option of the holders” from the preliminary prospectus cover page and pages 19, 60, and 151 of the Amended Registration Statement.

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Securities and Exchange Commission	- 3 -	March 8, 2021

We hope that the foregoing has been responsive to the Staff’s comment.  If you have any questions about this letter or require any further information, please call the undersigned at (212) 596-9515.

Very truly yours,

/s/ Paul D. Tropp
Paul D. Tropp

cc:	Glenn Murphy (KKR Acquisition Holdings I Corp.)
Christopher Capuzzi (Ropes & Gray LLP)